UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          DISCOVERY LABORATORIES, INC.
             (Exact Name of Registrant as Specified in its Charter)
             ------------------------------------------------------

            Delaware                  350 South Main Street, Suite 307                    94-3171943
 (State or Other Jurisdiction of       Doylestown, Pennsylvania 18901      (I.R.S. Employer Identification Number)
         Incorporation)
(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)
--------------------------------------------------------------------------------------------------------------------

                            Robert J. Capetola, Ph.D.
                             Chief Executive Officer
                        350 South Main Street, Suite 307
                         Doylestown, Pennsylvania 18901
                                 (215) 340-4699

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
 ------------------------------------------------------------------------------

                                   Copies to:
                               Ira L. Kotel, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP
                     1177 Avenue of the Americas, 47th Floor
                          New York, New York 10036-2714
                                 (212) 835-1400

                               ------------------

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |_|

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |X|

Securities Act registration statement file number to which this form relates:
________________

Securities to be registered pursuant to Section 12(b) of the Act:

None.

Securities to be registered pursuant to Section 12(g) of the Act:

           Title of each class            Name of each exchange on which
           to be so registered            each class is to be registered
     Series A Preferred Stock Right           Nasdaq SmallCap Market

                          -----------------------------

Item 1. Description of Registrant's Securities to be Registered.

Effective February 6, 2004, the Board of Directors of Discovery Laboratories, Inc. (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each share of common stock, par value $.001 per share, of the Company (the "Common Stock") issued through such date. The dividend was issued to stockholders of record as of the close of business on February 6, 2004. The Board also determined that each share of Common Stock issued by the Company after such date through the Final Expiration Date (as defined below) shall be issued with a tandem Right. Accordingly, as of the date hereof, up to a total of sixty million Rights will be issued (which may be increased), each in tandem with a share of the authorized Common Stock. Each Right represents the right to purchase one ten-thousandth of a share of Series A Junior Participating Cumulative Preferred Stock ("Preferred Stock"), of the Company at an exercise price equal to $50 per Right(as the same may be adjusted, the "Exercise Price"). The description and terms of the Rights are set forth in that certain Rights Agreement (as the same may be amended from time to time, the "Rights Agreement") dated as of February 6, 2004, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

The summary description of the Rights set out below does not purport to be complete, and is qualified in its entirety by reference to the Rights Agreement, which is attached hereto as Exhibit 2.4. The Rights shall be evidenced by Common Stock certificates until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date").

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights): (i) the Rights will be transferred with and only with the Common Stock (and not by separate certificates); (ii) Common Stock certificates will contain a notation incorporating the Rights Agreement by reference; and (iii) the Rights will be transferable only in connection with the transfer of the tandem shares of Common Stock such that the surrender for transfer of any certificates for shares of Common Stock will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and thereafter, such separate Right Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date. The Rights will expire upon the close of business on February 6, 2004 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

The Exercise Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution, for example, in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock. The shares of Preferred Stock purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of 10,000 times the per share amount of dividends declared on the Common Stock. If no Common Stock dividend is declared in a quarter, a preferred stock quarterly dividend of $1.00 per share will be required. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a preferential distribution payment of at least 10,000 times the payment made per share of Common Stock. Each share of Preferred Stock will entitle the holder to 10,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, the holder of each share of Preferred Stock will be entitled to receive 10,000 times the amount of consideration received per share of Common Stock in respect of such transaction. The Rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock's dividend and liquidation rights, the fair market value of the one ten-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the fair market value of one share of Common Stock. If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, (other than Rights beneficially owned by the Acquiring Person, which become void), will have the right to receive upon exercise and payment of the then current Exercise Price, that number of shares of Common Stock having a market value of two times the Exercise Price.

If, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which become void) will thereafter have the right to receive, upon exercise at the then current Exercise Price, that number of shares of Common Stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which at the time of such transaction will have a market value of two times the Exercise Price. In lieu of exercise, the Board of Directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person, which become void), in whole or in part, for such securities or other property or rights as the Board may determine, including Common Stock or preferred stock of the Company of any class or series.

No fractional shares of Preferred Stock will be issued, other than fractions which are integral multiples of one thousandth of a share, which may, at the election of the Company, be evidenced by depositary receipts. In lieu of any other fractional interest, an adjustment in cash will be made based on the fair market value of the Rights. At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, subject to adjustment (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may be amended by the Company to the extent and on the conditions set out in the Rights Agreement.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Item 2. Exhibits.

Exhibit No.             Description
-----------             -----------

2.1 Restated Certificate of Incorporation of the Company, dated September 18, 2002, incorporated by reference from
                        Exhibit 3.1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

2.2 Certificate of Designations of Series A Junior Participating Cumulative Preferred Stock of the Company is filed herewith.

2.3 By-laws of the Company are incorporated herein by reference from Exhibit 3(2) of the Company's Registration Statement on Form S-3 filed (File No. 333-11360).

2.4 Rights Agreement, dated as of February 6, 2004, between the Company and Continental Stock Transfer & Trust Company is filed herewith.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    DISCOVERY LABORATORIES, INC.
                                    (Registrant)


                                    By: /s/ Robert J. Capetola
                                        ----------------------------------------
                                        Robert J. Capetola, Ph.D.
                                        President and Chief Executive Officer